CLEANTECH BIOFUELS, INC.
7320 FORSYTH, UNIT 102
ST. LOUIS, MISSOURI 63105

October 24, 2007

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Attn:	Ms. Jennifer Hardy
Branch Chief
Division of Corporation Finance

Re:	CleanTech Biofuels, Inc.
Registration Statement on Form SB-2
File No. 333-145939

Dear Ms. Hardy:

We are filing herewith, via EDGAR, Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement on Form SB-2 (the “Registration Statement”).  Additionally, this letter is to respond to the Staff’s letter of comment dated October 5, 2007 to Edward P. Hennessey, Jr., the Chief Executive Officer and President of CleanTech Biofuels, Inc., with respect to the Registration Statement.  For your convenience, we have restated herein each of the Staff’s comments followed by our response thereto.

In addition to the transmission of this letter via EDGAR, we are delivering via overnight mail three hard copies of this letter and three marked copies of the Amendment showing our changes to the original disclosure.

General

1.
Because of the nature and size of the Series A Convertible Debenture transaction being registered compared to your outstanding shares, it appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
October 24, 2007

offering which must be made at a fixed price. If you wish to continue with the registration of these shares, please identify these selling shareholders as underwriters and include a fixed price at which these selling shareholders will sell the securities or reduce the size of the offering.

Response:

We believe the resale of our common stock underlying our Series A Convertible Debentures is a secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i).  In particular, we note the following factors that are indicative of a secondary offering:

•	We are not using an underwriter and none of the selling stockholders are underwriters;
•	None of the selling stockholders are institutional investors, brokers or placement agents, but rather individual or non-professional, passive investors;
•	None of the selling stockholders are affiliated with the Company;
•	No selling stockholder has any representative on our board of directors or has any other control over the Company;
•	The number of shares of common stock underlying the Series A Convertible Debentures held by each selling stockholder represents less than 5% of issued and outstanding shares of our common stock;
•	The Series A Convertible Debentures are held by 13 separate selling stockholders, rather than a small, concentrated group of coordinated investors; and
•
We closed the private placement of Series A Convertible Debentures on April 16, 2007, which means that the selling stockholders will begin selling the underlying common stock over six months after their initial investment.

In addition, we believe the number of shares of our common stock that we propose to register is of a size that is just slightly larger than what has recently been viewed as presumptively a secondary offering.  In particular, the number of shares of common stock proposed to be sold pursuant to our registration statement is approximately 39.3% of our “public float.”  See our response to Comment 8 for a calculation of our public float.

Finally, as described in our registration statement, we recently completed a reverse merger on May 31, 2007.  As is customarily the case with companies that have recently completed a reverse merger, we have a few affiliated stockholders that hold a large number of shares of common stock, which make it difficult for us to have a large public float.  Given that fact, we respectfully submit that the total shares issued and outstanding, rather than public float, is a more appropriate measure when determining whether the size of our offering would be indicative of a secondary offering.  Our offering is only 22% of the total shares issued and outstanding.

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
October 24, 2007

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transactions that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the April 2007 private placement (including any interest payments, liquidated damages, payments made to “finders” or `”placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible debentures and the total possible payments to the selling shareholders and any of their affiliates in the first year following the sale of convertible debentures.

Response:

We have not made any payments in cash or common stock to any selling stockholder and we are not required to do so, other than pursuant to the liquidated damages provisions of our Registration Rights Agreement, which is disclosed in the section entitled “Registration Rights” in our registration statement.  In addition, we have included footnote disclosure in the selling stockholder table of the potential issuance of additional shares pursuant to the liquidated damages provision.

Further, we have no proposed or contemplated payments from the net proceeds of the Series A Convertible Debentures or otherwise to any selling stockholder through the first year following the sale of the debentures.

3.	Please disclose whether you intend to list your securities on the OTCBB.

Response:

We intend to have our shares quoted on the OTCBB.  Please see the changes on the cover page to our prospectus included in the Amendment.

4.
Disclose in the summary and risk factors sections that you are a shell company since you meet the definition as set forth in Rule 405 of the Securities Act. Please also confirm that when you file your periodic reports on Form 10-SB or Form 10-QSB, that you will indicate by checkmark that the company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
October 24, 2007

Response:

We do not believe that we are a shell company within the definition of Rule 405.

First, our operations are not nominal.  Our three full-time employees and the members of our Board of Directors are engaged in a significant amount activity, such as:

•	collaborating with Merrick & Co. with respect to the testing of our technologies;

•
in conjunction with Merrick & Co., designing both a pilot plant and a full-scale commercial demonstration plant, with the commencement of construction of the pilot plant anticipated to occur within six months;

•	working with both of the licensors of our technology to improve their designs so that their technologies can be implemented at full-scale on a commercial basis;

•	investigating and conducting due diligence on new technologies that are complementary to, and may result in the improved performance of, our existing technologies;

•
entering into joint venture technology development initiatives, such as a recent arrangement we have entered into with Purdue University to test newly-developed yeasts that can more efficiently ferment C5 and C6 sugars produced by our Brelsford technology into ethanol;

•	developing criteria for site selection of our plants;

•	researching and developing the appropriate economic packages to offer to waste haulers;

•	investigating and evaluating available government grants;

•	continuously updating our business plan to incorporate engineering results and other developments;

•	completing the design of our internal controls and procedures; and

•
working on other organizational matters, such as developing investor relations protocol, developing our website, assessing staffing and office space needs and creating SEC compliance programs covering the responsibilities of our

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
October 24, 2007

executive officers and directors with respect to the fact that we will be a reporting company.

Second, our assets do not consist solely of cash or cash equivalents.  Our assets, in addition to cash, include two separate technology licenses that are the core technology we are seeking to exploit.  We are currently spending a large portion of our cash primarily to develop those licenses.  As a result, we do not believe these technologies are nominal.

5.
We note your disclosure in the risk factors that companies that effect reverse mergers, such as CleanTech, are particularly susceptible to speculative trading. Please disclose your intent to enter in to a reverse merger within the next 12 months.

Response:

We acquired SRS Energy, Inc. via a reverse merger on May 31, 2007.  At this time, we do not anticipate engaging in any other reverse merger in the next 12 months.

Prospectus Cover Page

6.
Because there is currently no public market for your common shares, please revise the third paragraph of your cover page and plan of distribution to provide that selling shareholders will sell at a fixed price or bona fide range until your securities are quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933 and Item 501(a)(8) of Regulation S-B.

Response:

Please see the additions on the cover page to our prospectus and on page 50 of the Amendment.

Prospectus Summary, page 1

7.
Please disclose the material terms of the convertible debentures and describe the transactions relating to the promissory notes for the shares you are registering, including the conversion of the notes.

Response:

Please see the revisions on page 1 of the Amendment.

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
October 24, 2007

Offering. page 3

8.	Please disclose the number of shares currently outstanding held by non-affiliates and how you calculated this number.

Response:

We have 49,343,680 shares of common stock issued and outstanding, which includes 600,000 of restricted stock issued to our directors on August 21, 2007.  Of that amount, 21,302,190 shares of common stock currently outstanding are beneficially owned, directly or indirectly, by the following officers, directors and stockholders owning 10% of our common stock:

Name	Title	Number of Shares
Edward P. Hennessey, Jr.	Chief Executive Officer	7,847,860
SRS Legacy Trust	10% Stockholder	8,580,645
RAM Resources, LLC	10% Stockholder	4,707,025
Benton Becker	Director	41,665
Larry McGee	Director	41,665
Ira Langenthal	Director	41,665
Paul Simon	Director	41,665

As a result, the number of shares of common stock currently issued and outstanding held by non-affiliates is 28,041,490.

Please see the addition on page 3 of the Amendment.

Risk Factors, page 4

9.	Please delete the third sentence of the first paragraph on page 4. All material risks should be described. If risks are not deemed material, you should not reference them.

Response:

We have deleted the third sentence of the first paragraph in the “Risk Factors” Section of the Amendment.

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
October 24, 2007

We may note be able to attract and retain management . . ., page 7

10.
Please clarify throughout the filing the percentage of time each executive officer spends on the company’s business on a weekly basis. We note, for example, your disclosure on page 46 that Edward Hennessey is the president and director of Supercritical Recovery Systems, Inc. Disclose any conflicts of interests that the executive officers may have with the company as a result of other business affiliations.

Response:

All of our executive officers are full-time employees and spend a minimum of 40 hours a week working on company business.  Please see the revision on page 7 of the Amendment for an example of the changes we made throughout the Amendment clarifying the amount of time our executive officers spend on company business.  Edward P. Hennessey, Jr. is the President and a Director of Supercritical Recovery Systems, Inc., but that company is not engaged in any active business.  Its sole activity is winding up its business and distributing its assets. The executive officers have no other business affiliations.

Forward Looking Statements, page 15

11.
Sections 27A(b)(1)(C) of the Securities Act and Sections 21 E(b)(1)(C) of the Exchange Act expressly state that the safe harbor for forward-looking statements does not apply to statements made by an issuer of penny stock. Please revise the first sentence accordingly.

Response:

Please see the revisions on page 15 of the Amendment.

Registration Rights, page 17

12.
Please disclose how you accounted for the registration rights related to the Series A Debentures. Please tell us what consideration you gave to EITF 00-19, FAS 133 and EITF 05-4 in your analysis of the accounting for your registration rights. Please also disclose the maximum cash penalty under the registration rights agreement, if applicable.

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
October 24, 2007

Response:

We did not attribute any value to the registrations rights related to the Series A Debentures because no cash penalty is payable under the registration rights agreement for the failure to complete the registrations of shares issuable upon conversion of the Series A Debentures.  All costs associated with registering the shares issuable upon the conversion of Series A Debentures is being recorded as a period expense.

Plan of Operation, page 18

13.	Please disclose the estimated timeframe and cost for each item listed in your plan of operation. Also disclose the costs incurred to date for the project and the anticipated completion dates.

Response:

We have set forth the total timeframe and estimated cost for the Testing Phase of our plan of operation.   It is extremely difficult, however, for us to allocate this total estimated cost to the individual action items of the Testing Phase.  The principal costs during this phase are the fees we pay to our engineering company, Merrick & Company.  The scope of the engineering project being handled by Merrick & Company covers many of the action items, such as the design and development of our pilot plant and the design and development of our full-scale demonstration plant.  As a result, the performance of these activities in many cases overlap.  Moreover, Merrick & Company is billing us for their work as one project without segregation of the various elements in a way that would correspond to the manner in which we have presented our plan of operation.   Nevertheless, we have attempted to disclose the material costs of this stage of our development in a way that will be understandable and meaningful.  Please see the changes on pages 18 and 19 of the Amendment.

Results of Operation, page 19

14.
Please discuss the business reasons for the changes between periods in your financial statements for the two most recent fiscal years and interim periods presented. Where there is more than one business reason for a change, attempt to quantify the incremental impact of each individual business reason discussed in the overall change in the line item. Your discussion and analysis should provide investors with sufficient information to understand any trends and expectations for the future through the eyes of management.

Response:

Please see the additions on pages 20 and 21 of the Amendment.

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
October 24, 2007

Liquidity and Capital Resources, page 23

15.
You indicate that costs will be substantially greater than the amount of funds you currently have available and you will have to obtain additional funds during the next six to twelve months. Additional detail should be provided to show that over the next twelve months, management is confident that sufficient working capital will be obtained. Please provide additional detail including but not limited to detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented and a reasonable detailed discussion of your ability or inability to generate sufficient cash to support operations.

Response:

Please see the revisions on page 21 of the Amendment.

Business, page 22

Our Technologies, page 26

16.	Please describe in greater detail the design and engineering issues and redesign efforts you describe on page 27 relating to the Eley technology.

Response:

Please see the additions on page 28 of the Amendment.

17.
Please clarify how World Waste's patent for the Eley technology affects your activities. For example, would World Waste be a competitor? If so, what are its resources and ability to use the technology?

Response:

Please see the additions on page 29 of the Amendment.

18.
Please describe in greater detail World Waste's suit against Bio-Products and how that may affect your activities. We note your disclosure in the risk factors that any breach of the license agreement by Bio-Products could adversely affect your rights to the Eley technology.

Response:

Please see the additions on page 29 of the Amendment.

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
October 24, 2007

Intellectual Property License Terms, page 37

19.	Please describe the termination provisions of the license agreements.

Response:

Please see the additions on page 39 of the Amendment.

Directors, Executive Officers, Promoters and Control Persons. page 41

20.	Please provide the disclosure required by Item 404 of Regulation S-B. We note the related party transactions disclosure in the financial statement footnotes.

Response:

Please see the additions on pages 43 and 44 of the Amendment.

21.	Please state the names of the promoters and the nature and amount of anything of value received or to be received by each promoter. See Item 404(c) of Regulation S-B.

Response:

Robert Stinson, the former founder of our predecessor, Long Road Entertainment, is the only person that we believe could be considered a promoter.  As disclosed in the Registration Statement, in 2003, Mr. Stinson and an affiliate entity of Mr. Stinson made certain loans to our predecessor, which were evidenced by two convertible promissory notes.  Otherwise,we have not, and are not required to, pay Mr. Stinson or any of his affiliates anything of value.  Please see the additions on page 44 of the Amendment.

22.	Please disclose any securities issuances to executive officers and their affiliates as required by Item 404 of Regulation S-B.

Response:

No securities have been issued to executive officers and their affiliates except for the shares of our commont stock issued as part of the merger consideration involved in the May 2007 reverse merger, and the stock options as disclosed in the Registration Statement.

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
October 24, 2007

Selling Stockholders, page 47

23.	Describe how each selling shareholder acquired the securities they are selling.

Response:

Please see the additions to the footnotes on page 49 of the Amendment.

24.
Please disclose whether any of the selling shareholders are broker-dealers or affiliates of a broker-dealer. If a selling shareholder is a broker-dealer, the prospectus should state that the seller is an underwriter. If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (I) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.

Response:

Each of the selling stockholders have represented to us that they are not broker-dealers or affiliates of broker-dealers.  Please see the additions on page 48 of the Amendment.

Financial Statements

Statement of Operations, page F-4

25.
Please revise your historical statements of income to present earnings per share information as required by SFAS 128, Earnings per Share. The earnings per share information should be retroactively restated to present the effects of the recapitalization since the transaction is essentially a stock split. See our additional comment below regarding the accounting and presentation of the May 2007 merger.

Response:

We have revised our historical statements of income to present earnings per share information as required by SFAS 128, Earnings per Share.

26.	Please disclose the components of “other income” in your statement of operations for the year ended December 31, 2006.

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
October 24, 2007

Response:

Please see the additions on page F-4 of the Amendment.

Statements of Changes in Stockholders’ Deficit, page F-5 and F-13 and Note (4)

Stockholders’ Deficit on page F-9 and Note (5) Stockholders’ Deficit page F-16

27.
Please be advised that all share and per share disclosures throughout the filing should be retroactively restated for the May 2007 recapitalization in a manner similar to a stock split. In this regard, we believe that the equity of Alternative Ethanol Technologies (AETA) prior to the merger date should be restated such that the number of shares outstanding immediately prior to the merger equals the 39,375,366 shares received by SRS Energy in the merger. In your June 30, 2007 financial statements, we believe that the shares held by AETA immediately prior to the merger should be reflected on a separate line item titled “Shares effectively issued to former AETAs shareholders as part of the May 31, 2007 recapitalization,” presented as though this were an issuance of stock on May 31, 2007. Changes in equity subsequent to the merger date should be presented in accordance with U.S. GAAP. Refer to SAB Topic 4C and paragraph 54 of SFAS 128.

Response:

All share and per share disclosures throughout our filing have been restated for the May 2007 recapitalization in a manner similar to a stock split.  We have also made the additional changes requested in comment 27.

28.
Please revise your statement of changes in stockholders’ deficit to include the disclosures required by paragraph 11(d)(1)-(3) of SFAS 7. SFAS 7 requires that for each issuance, your statement of stockholders’ equity should include the date and number of stock, warrants, rights or other equity securities issued, the per share dollar amounts assigned to the consideration received and the nature of the consideration received.

Response:

We have revised our statement of changes in stockholder’s deficit to include the disclosures required by paragraph 11(d)(1)-(3) of SFAS 7.  Please see the additions on page F-5 of the Amendment.

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
October 24, 2007

Statement of Cash Flows, page F-6

29.
Please revise your statement of cash flows to include changes in your “advances - related parties” in cash flows from financing activities instead of cash flows from operating activities in accordance with paragraph 18 of SFAS 95.

Response:

Please see the revisions on page F-6 of the Amendment.

Note 3 – Technology Licenses, page F-8

30.	On page 38, you indicate that your license to use the Eley technology is a period of twenty years. Please provide the following:

•
Disclose the significant terms and characteristics of your technology license agreements, including the various elements of products and services to be delivered by each party, the contract period, payment terms and amounts, obligations of the parties, events and circumstances that trigger milestone payments, and termination provisions.

•
Please tell us why you are not amortizing your technology licenses. In this regard, we note that your licenses are effective for a definite period of time. If appropriate, please disclose when you intend to begin amortizing your technology licenses and your basis for delaying amortization of these intangible assets. Please cite the accounting literature used to support your conclusions.

Response:

Please see the additions on pages F-8 and F-9 of the Registration Statement.  Prior payments made under our license agreements have been payments made to obtain the exclusive right to use the licensed technology.  In August 2007, we commenced the design and implementation of our pilot plant and simultaneously, made our first progress payment to Brelsford.  We intend to begin amortizing our Brelsford license as of September 1, 2007.  Likewise, we will begin amortizing the cost of the Eley license when we commence using that technology in our operations.  We considered FASB 142 on impairment of intangible assets in determining the useful life of our license agreements.

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
October 24, 2007

Financial Statements – June 30, 2007

General

31.	Please make corresponding changes in your interim financial statements to address the comments written above, as appropriate.

Response:

As appropriate, we made corresponding changes to our interim financial statements in our Amendment to reflect the comments in your letter.

Statements of Changes in Stockholders’ Deficit, page F-13

32.
In Note 5 on page F-16, you indicate that in May 2007, SRS Energy completed its reverse merger with AETA with the issuance of 38,623,780 share of AETA’s common stock. However, in your statement of changes in stockholders’ deficit, you indicate that the recapitalization resulted in the issuance of 39,375,366 share of AETA’s common stock. Please advise or revise accordingly.

Response:

The total number of shares issuable to stockholders of SRS Energy, Inc. in the merger is 38,623,780 shares of AETA’s common stock.  Please see the revisions on page F-14 of the Amendment.

Note 2 – Organization, page F-15

33.
Please revise the first two paragraphs to discuss the merger and the resulting accounting and financial statement presentation in more easily understood terms. Your current disclosures make it difficult to understand who the acquirer and acquiree is for legal versus accounting purposes. In addition, ensure your disclosures adequately address the distribution by the former parent of SRS Energy shares prior to the merger as well as the accounting implication of this transaction, if any.

Response:

Please see the revisions on page F-16 of the Amendment.

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
October 24, 2007

Note 4 – Series A Convertible Debentures, page F-16

34.
You indicate that you sold $1.4 million of Series A Convertible Debentures that convert into shares of the Company’s Common stock at $.15 per share. We have the following comments regarding this transaction.

•
With reference to EITF 98-15 and the fair value of your common stock as of the commitment date for your Series A Convertible Debentures, tell us what consideration you gave to recognizing a beneficial conversion feature related to the conversion terms of your debentures. In this regard, we note your disclosures on page 16 that the trading price for your common stock during the second quarter of fiscal year 2007 was $.65 to $1.01.

•
We note that in connection with the sale of the debentures, you received cash of $950,000 and a Promissory Notes Receivable of $450,000. Based on the amounts reflected on your balance sheet as of June 30, 2007 it appears that you have offset the $450,000 note receivable against the $450,000 Series A Convertible Debenture. With reference to FIN39, tell us supplementally and expand your disclosures to address the appropriateness of this presentation.

Response:

We have reviewed EITF 98-5 and believe that the fair market value of shares of common stock of SRS Energy at the time of the sale of Series A Convertible Debentures was not greater than the conversion price of the Series A Convertible Debentures.  As a result, no beneficial conversion feature should be recognized with respect to the Series A Convertible Debentures.  In particular, we note the following factors relating to the fair market value of shares of SRS Energy:

•
The Series A Convertible Debentures were issued by SRS Energy, Inc., which did not have its stock quoted on any trading system and the terms of the Series A Convertible Debentures were negotiated at arms length between willing buyers and a willing seller.

•
At the time of the sale of Series A Convertible Debentures, SRS Energy was negotiating other transactions where the value of shares of SRS Energy would have been less than the conversion price of the Series A Convertible Debentures.

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
October 24, 2007

•
Even if the value of our common stock before our acquisition of SRS Energy is an appropriate measure of the value of SRS Energy common stock, we note that our stock was quoted at approximately $0.01 at the time of our 100:1 reverse stock split.

•
The market price of our stock is based upon an extremely limited number of transactions on the Pink Sheets, and, coupled with the fact that we recently engaged in a 100:1 reverse stock split, we believe our quoted price is not an accurate reflection of the value of SRS Energy stock.

We note your commment with regard to the Promissory Note Receivable in the amount of $450,000 and agree that the receivable should not be offset on our balance sheet as of June 30, 2007.  Please see the changes on page F-12 of the Amendment.

Note 6 – Related Party Transactions, page F-16

35.
You indicate that in April 2007, the Company issued a warrant exercisable for four years to purchase 1,923,497 shares of common stock at $.13 per share. Please tell us supplementally and expand your disclosures to clarify how you accounted for the issuance of these warrants. Please cite the accounting literature used to support your accounting.

Response:

William Meyer, a member of the Board of Directors of Supercritical Recovery Systems, made a series of loans to SRS Energy, Inc. from 2005 to 2007 that were evidenced by a promissory note bearing interest at the rate of 9.5% per year.  The promissory note included an option to acquire five percent of the outstanding stock of SRS Energy that expired on August 31, 2009.  Pursuant to the reverse merger between SRS Energy and us, William Meyer’s option was replaced with a warrant to acquire 1,923,495 shares of common stock at a price of $0.13 per share.  The 1,923,495 shares subject to the warrant granted to William Meyer represent the number of shares of the merger consideration paid to shareholders of SRS Energy that he would have received if he had exercised his option prior to the merger.

 Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
October 24, 2007

Item 26. Recent Sales of Unregistered Securities, page II-2

36.
Please revise your disclosure to address how you account for the stock options and restricted stock awarded to your executives and directors on August 21, 2007 and August 31, 2007 as discussed on page II-3. Your disclosures should also address how you accounted for the warrants issued to RAM Resources, LLC on August 30, 2007 to purchase 1,923,495 shares of your common stock at a price of $.13 per share.

Response:

We issued options and shares of restricted stock to our directors, options to our executive officers, and a warrant to Ram Resources, L.L.C, in August 2007.  We intend to adopt FASB 123 R in our financial statements for the quarter ending September 30, 2007.  Please see the additions on page II-3 of the Amendment.

37.
You indicate that on May 24, 2007 holders of certain convertible notes originally issued in 2003 and 2004 by Long Road Entertainment converted their notes at $.01 per share of common stock pursuant to the terms of the notes. You further indicate that as a result you issued 9,366,800 shares of your common stock. We see the issuance of such shares in your June 30, 2007 interim financial statements. However, it is unclear to us how the convertible notes were reflected in your financial statements prior to the May 24, 2007 conversion. Please expand your financial statement disclosures to better clarify.

Response:

Because our predecessor, Long Road Entertainment, was a shell company prior to the merger of a subsidiary of Long Road Entertainment with and into SRS Energy, for accounting purposes, we treated the merger as an acquisition of Long Road Entertainment and as a recapitalization of SRS Energy. As a result, our historical financial information is the financial information of SRS Energy.  As noted in your comment, the convertible notes were issued in 2003 and 2004 by Long Road Entertainment, and not SRS Energy.

Exhibit 5.1 – Legal Opinion

38.	Please revise the opinion to indicate that Sauerwein, Simon & Blanchard is acting as counsel for the company.

 Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
October 24, 2007

Response:

The legal opinion has been revised to indicate that Sauerwein, Simon & Blanchard, P.C. is acting as our counsel.

39.	Please reconcile the number of shares reflected in the legal opinion with the shares being registered in the registration statement.

Response:

The number of shares reflected in the legal opinion has been reconciled with the number in the Registration Statement.

40.	Please revise paragraph B to reflect that the 7,866,800 shares outstanding “are” duly authorized, validly issued and outstanding, fully paid and nonassessable.

Response:

Paragraph B has been revised to indicate that the 7,866,800 “are” duly authorized and validly issue and outstanding, fully paid and non-assessable.

41.	In paragraph B(ii), please delete the words “upon issuance or transfer.”

Response:

The words “upon issuance or transfer” have been deleted from paragraph B(ii).

42.
Where counsel refers to the Delaware General Corporation Law, counsel should confirm supplementally that it does not intend to exclude the Delaware Constitution and reported judicial decisions interpreting these laws. Counsel should file this correspondence on EDGAR, as it will be a part of the Commission’s official file regarding this registration statement. Please see Section VIII.A.14 of our November 14, 2000 Current Issues Outline if you need more information.

Response:

Counsel has amended the legal opinion to indicate that the General Corporate law of the State of Delaware includes “applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.”

Securities and Exchange Commission
Attn:  Ms. Jennifer Hardy
October 24, 2007

We believe that the foregoing is fully responsive to the comment letter.  Please direct any further questions or comments to the undersigned.

Very truly yours,

/s/ Michael D. Kime
Michael D. Kime, General Counsel